SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period May 3, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 2, 2007 to May 3, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	May 3, 2007

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2007 – 15AWC

The Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 10.30am (Melbourne time) on Wednesday 2 May 2007.

Ordinary business of the meeting is to receive and consider the Financial Reports together with the reports of the Directors and Auditor for 2006, adoption of the Remuneration Report for 2006, the re-election of Mr. Peter Hay as director and consider a special resolution to modify the Constitution of the Company to provide the Company the flexibility to issue preference shares in the future.

The Chairman, Chief Executive Officer and Chairman of the Compensation Committee will also address the meeting.

The meeting will be web cast on the company’s website www.aluminalimited.com for shareholders unable to attend.

Stephen Foster

Company Secretary

1 May 2007

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2007 – 16AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the Annual General Meeting of the Company today.

Stephen Foster
Company Secretary

2 May 2007

CHAIRMAN’S ADDRESS

Mr Don Morley

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 37th Annual General Meeting of the Company.

As well as Alumina Limited shareholders here in Melbourne, I also welcome those joining us through the internet.

There is a quorum present, so I now declare this meeting open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce my fellow directors to you.

On my far right is Peter Hay, a non-executive Director.

Next to Peter is Mark Rayner, a non-executive director.

Next to Mark is Ron McNeilly, a non-executive director.

Next is John Marlay, our Chief Executive Officer.

And finally on my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Tim Goldsmith, who is seated in the front row down to my left.

This is Alumina’s fifth Annual General Meeting.

This morning I will discuss three important topics:

•	firstly, Alumina’s 2006 financial performance; then

•	developments during 2006; and finally;

•	the outlook for the Company.

Our CEO, John Marlay, will then review the performance and outlook of AWAC.

The Chairman of the Compensation Committee, Ron McNeilly, will comment on the Company’s remuneration policies and specific decisions taken by the Committee during 2006.

After this, there will be three resolutions to be considered.

But first, let me begin by giving you a brief overview of Alumina Limited and why your directors believe it is a Company which is unique and highly valuable.

Alumina’s business is a 40% interest in AWAC’s global network of eight alumina refineries, and two aluminium smelters.

Alumina Limited provides the only opportunity for investors to have a focused participation in the alumina sector, which we believe is the best part of the aluminium industry.

There are a number of important factors which make the AWAC joint venture such an attractive asset with long term value for shareholders.

The first is the quality of AWAC’s operations.

AWAC’s profitability is built on low cost production from a well located network of refineries.

Virtually all of our alumina is sold to long term “blue chip” customers, including Alcoa’s smelters, with whom AWAC has built relationships over decades.

Alumina Limited also holds an interest in two highly efficient and profitable aluminium smelters located here in Victoria.

The AWAC assets are well managed by the world’s leading aluminium company, Alcoa.

The quality of our assets is demonstrated by the outstanding financial returns that have been delivered by the business consistently since the joint venture was formed in 1995.

The second factor is the scale and geographic diversity of AWAC’s operations.

AWAC’s refineries, with an annual alumina production capacity of over 15 million tonnes, represent approximately 20 per cent of global capacity.

Increasing aluminium and alumina prices in recent years, and substantially higher costs to construct new alumina refineries have added to the value of existing alumina assets.

A portfolio of AWAC’s long life bauxite mines and low cost refineries would be very difficult to replicate, and extremely costly to construct in the current environment.

Thirdly, AWAC’s value is enhanced by its resource life and expansion opportunities.

The AWAC refineries provide a number of opportunities to further expand low cost production based on our own bauxite resources.

In summary, AWAC has successfully developed a global network of high quality alumina refineries and built customer relationships to achieve the long term profitability that exists today.

AWAC is not only a market leader, but has the bauxite resources, geographic positioning, quality management, and financial capacity to continue to expand to meet growth in global demand.

This combination makes Alumina Limited unique and highly valuable, particularly in an environment of unprecedented global demand for quality resource assets.

Let me now turn to the Company’s financial performance in 2006.

2006 Performance

2006 earnings were a record, continuing the strong growth in earnings and return on investment, and dividends were increased.

Underlying earnings, that is, after excluding certain accounting entries not related to the year’s operating performance, rose 72 per cent to 569 million dollars.

Return on equity was 32 per cent.

Higher alumina prices, plus record alumina production, contributed to the strong growth in profit.

Average AWAC operating margins increased by 30 per cent year on year.

Alumina Limited received 521 million dollars of dividends from AWAC in 2006.

Directors declared fully franked dividends of 22 cents per share.

The final dividend was increased by 20 per cent to 12 cents per share, and the Board stated its intention, subject to business conditions, to maintain annual dividends at least at 24 cents per share, fully franked.

Alumina’s net debt was 419 million dollars at year end, a 44 million dollar reduction from 2005.

This was achieved in a year when Alumina also funded its share of AWAC’s capital expenditure of 836 million US dollars.

Developments in 2006

Let me now review important developments of the last year.

AWAC completed expansions at the Pinjarra and Jamalco refineries and is well advanced on the expansion at the Alumar refinery and the development of a new bauxite mine at Juruti in Brazil.

These projects add substantial value to AWAC’s growth strategy of profitable brownfield expansion of its refinery operations.

In large part, through the efforts of Alumina Limited management a new funding plan was agreed with Alcoa to finance the AWAC growth projects.

These agreements provide for additional dividends to be paid from Alcoa of Australia for Alumina and Alcoa to finance their investment in AWAC’s capital projects.

Greater confidence in the flow of dividends and franking credits, and higher profits from AWAC, also provide the basis for increased Company distributions to shareholders.

The Company has been able to pursue its objective of changing the equity and debt mix of its capital structure, bringing it more in line with that of similar Australian companies.

A higher, but still prudent, level of debt enables increased distributions to shareholders.

The Company carefully considered how to provide increased value to shareholders under these new circumstances.

Firstly, Directors changed the Company’s dividend policy – our intention being to maintain annual dividends at an increased level of at least 24 cents per share, fully franked.

Directors also considered a number of capital management options, including an on-market or off-market share buy-back, a special dividend or a pro rata capital return.

We concluded that an off-market share buy-back was preferable to the other forms of capital management, at this time, and will enhance earnings per share for all shareholders.

The buy-back, undertaken at a 14 per cent discount to market prices, has a greater impact on earnings per share than an on-market buy-back, enabling a higher number of shares to be purchased for the same amount of capital.

The Company successfully concluded this buy-back on the 23rd of April by purchasing 250 million dollars of shares at a price of $6.48 per share.

Let me now address issues of corporate governance and social responsibility.

Increasing greenhouse gas emissions and the effects on climate change has become a critical worldwide social, political and business issue.

AWAC has long been active in greenhouse gas abatement and has a number of measures underway to reduce its greenhouse gas emission intensity.

John Marlay will speak on this subject in his address.

Ensuring the highest standards of corporate governance to protect and advance shareholder interests, is a prime focus of the Board.

Alumina’s governance structures and procedures meet or exceed the ASX best practice corporate governance principles.

The Company’s Compensation Committee reviewed the design of our executive remuneration structure during 2006 to determine whether it was achieving its intended objectives.

The Committee considered a number of possible changes, taking into account expert advice.

A revised remuneration structure for 2007 was designed and is outlined in the Company’s Remuneration Report.

Mr McNeilly, Chairman of the Compensation Committee, will speak in detail about this later in the meeting.

Our objective is to have a remuneration structure that fairly and reasonably compensates employees, provides appropriate incentives for superior performance, and is aligned with shareholder interests.

The Company has performed well for shareholders since demerger, but the Long Term Incentive Plan has not generally provided awards to executives.

In the current tight market for skilled employees, this is a concern Directors must be mindful of.

Our structure for the long term incentive plan in 2007 addressed the need for fairness and shareholder alignment, and also provides appropriate incentives for management.

We have recently received feedback from some shareholders that, in their view, some elements of the revised long term incentive plan are not aligned with shareholder interests, such as the introduction of an earnings per share hurdle and retesting over a twelve month period.

Though the details of the proxies to be voted on the resolution to adopt the Remuneration Report will be made available before the vote is taken, I wish to advise now that the proxies to be voted in favour will be approximately 60 per cent.

We will consider the responses already received and seek further input from shareholders and expert advisors, and then the Compensation Committee will review the structure for the future operation of the long term incentive plan.

One other matter not directly connected to the Remuneration Report is the issue of performance rights to executive directors being subject to shareholder approval.

We will, in future, seek separate shareholder approval for the terms of issuance under the Long Term Incentive Plan, of any Performance Rights to executive directors.

Outlook

Let me now move to the outlook for 2007.

Alumina’s strategy is to deliver profitable growth through our investment in AWAC.

Developing countries, such as China, India, and others, are dramatically increasing worldwide demand for metals, including aluminium, as they undergo industrialisation, urbanisation and large scale infrastructure development.

Global aluminium demand has grown by 5.6 per cent per annum since 2000, compared with approximately 2.5 per cent per annum in the previous two decades.

The world’s developing economies now comprise 48 per cent of world GDP, compared with 42 per cent a decade ago and are growing strongly.

These factors have resulted in an acceleration in the rate of growth of demand for aluminium and alumina.

We believe this growth will continue well beyond this decade.

Long term alumina and aluminium prices will be influenced by higher capital costs of constructing new facilities, operating costs, bauxite availability, and the positive outlook for supply and demand.

Construction costs have increased substantially.

For example, recent expansions of alumina refineries outside China have averaged in excess of 1,000 dollars US per annual tonne of capacity.

Achieving a reasonable return on higher cost facilities, together with higher operating costs, will require higher long term alumina prices.

Energy is an important direct input into alumina production, and also impacts caustic soda prices and freight costs.

Higher energy costs will result in higher production costs for refineries and also for aluminium smelters, for which energy comprises approximately 30 per cent of direct operating costs.

These factors support our positive outlook for long term alumina and aluminium prices.

In 2007 US dollar operating costs will increase because exchange rates, such as the Australian dollar, the Brazilian Real and Euro, have all strengthened against the US dollar.

We have highlighted other cost pressures for AWAC, with alumina production and costs in the first quarter of 2007 affected both by power outages at Kwinana and Pinjarra refineries, and the impact on bauxite supply from strikes in Guinea.

Demand for alumina and aluminium is robust.

LME aluminium prices have risen strongly over the last couple of years, including a 6 per cent rise this year.

In the near term, on the basis of forecast supply and demand, prices are expected to remain firm.

Directors look forward to the 2007 year with confidence.

Closing

In closing, I commend John Marlay and Alumina’s management for their work during the past year, particularly in creating the new Funding agreements with Alcoa, from which shareholders are already benefiting.

I will now hand over to John Marlay to outline highlights of AWAC’s operational performance in 2006 and growth prospects.

***************

CEO’s Address

Mr John Marlay

Good morning ladies and gentlemen.

Thank you for your support and interest in our 2007 Annual General Meeting today.

This morning, I will discuss AWAC’s operating performance in 2006, outline AWAC’s growth plans and provide an insight into the sustainability and greenhouse gas emissions performance of the aluminium and alumina industry.

AWAC 2006 Operating Performance

2006 was a record year for AWAC, delivering strong operating performance and a 74 per cent increase in net profit after tax.

AWAC is the world’s leading producer of alumina – a record 14.3 million tonnes of alumina production in 2006 – 4 per cent up on 2005, with seven of AWAC’s eight refineries achieving record production.

The Pinjarra refinery increased production of alumina following commissioning of the 657,000 tonnes per annum capacity expansion. Production at Wagerup, Kwinana and Suralco refineries also increased, and capacity creep at other AWAC refineries, accounted for the balance of the production increase.

AWAC’s realised alumina prices increased significantly in 2006, resulting in higher margins – up 30 per cent year on year. Higher alumina prices were partially offset by refinery operating cost increases of 18 US dollars per tonne, due to price increases for energy and raw materials, including bauxite, and additional caustic soda usage. Maintenance and contractor costs were also higher.

AWAC produced 374,000 tonnes of aluminium at its two smelters at Point Henry and Portland and Point Henry achieved record annual production.

The two AWAC smelters made a higher contribution to AWAC’s financial results, principally due to LME aluminium prices increasing by 36 per cent year on year.

Markets

Worldwide consumption of alumina and aluminium has grown strongly in the past two years at approximately eight per cent per annum. China has generated most of the significant growth in aluminium demand worldwide in recent years.

Global stocks of aluminium remain low, at approximately six weeks of consumption and demand for aluminium continues to be strong. LME prices increased in 2006 to an average of 117 US cents per pound, and have averaged 125 US cents per pound in the first four months of 2007.

Aluminium consumption in China has grown by 110 per cent since 2000 and China is now the world’s largest consumer of aluminium. China’s expanding manufacturing sector, construction growth and investment in transport and urban infrastructure has fuelled most of this growth. The world’s alumina producers have not been able to meet this growth in demand, resulting in new alumina production capacity being built in China.

This new Chinese alumina refining capacity was built at a much faster rate than anticipated during the past eighteen months. The world alumina market has moved as a consequence, from a supply deficit in the first half of 2006, to a surplus of production capacity during the second half of 2006, and has returned to a more balanced supply/demand during the first quarter of 2007.

These developments within China do not change AWAC’s long term view of the alumina and aluminium markets, nor does it change our strategy.

Worldwide consumption of aluminium is forecast to double between 2005 and 2020. To meet this growth, aluminium smelting capacity will need to expand from 30 million tonnes in 2005, to more than 60 million tonnes by 2020.

That means production capacity, for both aluminium and alumina, will need to grow by approximately three times the rate of the past 20 years, to meet this forecast growth. We believe that the supply chain is likely to remain stretched for many years to come.

This outlook requires the equivalent of six new 300,000 tonne per annum smelters to be constructed each year. The industry will also need to add 4 million tonnes of new alumina refining capacity and 8 million tonnes of new bauxite production, each and every year.

AWAC is well positioned to benefit from this outlook by adding new production capacity, principally through brownfield capacity expansion of its alumina refineries. Let me explain why ….

AWAC Growth

AWAC’s portfolio of high quality, long life bauxite mining operations and alumina refineries are well positioned geographically to supply this strong, long term growth in demand.

Most AWAC refineries have low cash operating costs, and the expansion projects will add capacity at these refineries. New incremental production capacity will further reduce AWAC’s refining costs per tonne.

Importantly, all of this growth in refining capacity will be supplied from AWAC-owned bauxite mines, close to its facilities.

Current Projects

Growth in AWAC’s refining capacity is already happening.

In Australia, the refinery expansion at Pinjarra, AWAC’s largest and lowest cost refinery, was completed last year, increasing annual alumina capacity by approximately 20 per cent to 4.2 million tonnes.

In Jamaica, a 146,000 tonne per annum expansion of the Jamalco refinery has recently been commissioned and is adding further low cost production this year.

A second phase Jamalco expansion, of 1.35 million tonnes per annum, has been deferred, as an agreement to bring natural gas from Trinidad to Jamaica has not eventuated.

In Brazil, construction of a 2 million tonnes per annum capacity expansion of the Alumar refinery is well advanced and will be completed by the end of 2008. AWAC has an entitlement to 1.1 million tonnes of alumina from this expansion. Further expansion potential at the Alumar refinery will be enhanced by AWAC’s well positioned Juruti bauxite mine. Production of bauxite at an initial 2.6 million tonnes per annum at Juruti will supply AWAC’s share of the Alumar refinery expansion. This project includes rail, port and infrastructure investment to support future mining expansion at Juruti.

The challenging construction environment in recent years continues. The excess of demand over available supply of construction materials, labour and contracting services, is continuing to increase major project construction costs. This cost trend is also exacerbated by strengthening currency exchange rates in Australia and Brazil.

AWAC’s capital costs for the Brazil projects are estimated at approximately 1.7 billion US dollars, due to both the strong appreciation of the Brazilian currency and higher construction costs.

By the end of 2008, AWAC will have added over 2 million tonnes of new alumina refining capacity since 2003, and AWAC is progressing other projects to increase alumina production in the future.

Detailed engineering and design work is being undertaken for a 1.8 million tonnes per year capacity expansion at the Wagerup refinery in Western Australia. A decision on this expansion project is likely to be made during 2008.

AWAC is evaluating the feasibility of constructing a 1.5 million tonnes per annum alumina refinery in Guinea, and also evaluating a joint venture to develop a bauxite mine and alumina refinery in the Dak Nong Province in Vietnam.

Aluminium – a sustainable metal, delivering sustainable growth

AWAC is committed to managing and growing its operations in a way that progressively improves the environmental impact. Aluminium is a light, yet strong and durable metal and is ideally suited to applications in the transport industry.

Aluminium’s light weight increases fuel efficiency, reducing energy and greenhouse gas emissions.

Aluminium vehicle components, such as engine parts, wheels, and body panels, generally weigh 40-50 per cent less than the steel equivalent. The reduction in weight of a vehicle reduces fuel consumption and reduces carbon dioxide emissions. Every kilogram of aluminium used to replace heavier materials in a motor vehicle, can reduce carbon dioxide emissions by 20 kilograms over the life of the vehicle.

Aluminium is one of the world’s most sustainable metals. Aluminium can be continually recycled and reused. Recycling requires 95 per cent less energy than initially used to produce aluminium metal.

Recycling of aluminium saves an annual estimated 84 million tonnes of greenhouse gas emissions, the equivalent of one year’s emissions from 15 million motor vehicles.

The reduction in greenhouse gas emissions achievable from both the increased use of aluminium in transport and from aluminium recycling, could offset the carbon producing activities of the manufacture of aluminium, and, as a consequence, make aluminium climate-neutral by 2020.

AWAC has been reducing its greenhouse intensity.

Together with Alinta, AWAC will build four gas fired cogeneration power plants at the Pinjarra and Wagerup refineries. The first 140 megawatt plant is now operating at Pinjarra, and will reduce the refinery’s greenhouse gas emissions by 135,000 tonnes per year.

The cogeneration plants supply power to the Western Australian electricity grid and provide steam to the refinery.

At Kwinana, a residue carbonation project at the refinery is delivering greenhouse benefits by mixing carbon dioxide into the residue produced as a by-product of the refining process.

The innovative carbonation project delivers a greenhouse benefit by locking up CO2 which would otherwise be emitted.

In Australia, AWAC’s smelters’ direct greenhouse emissions intensity is approximately 55 per cent below 1990 levels, and the refineries’ greenhouse emissions intensity is approximately 6 per cent below 1990 levels.

Alumina Limited supports the introduction of a carbon emissions trading scheme as part of a range of initiatives to reduce future greenhouse gas emissions. It is important that Australia’s trade exposed energy intensive industries are not put at a competitive disadvantage to similar industries operating outside Australia. The development and uptake of new technologies aimed at energy efficiency, low emissions and emissions abatement are also critical to achieving significant long term reductions in emissions.

Alumina Limited’s commitment to sustainable development is formalised in our Sustainability Policy. We will participate in the Carbon Disclosure Project in 2007 report on AWAC’s greenhouse gas emissions and energy reduction strategies.

Summary

So, in summary, we are convinced that:

•	the sustainability of aluminium as a metal,

•	the robust growth outlook for alumina and aluminium; and

•	AWAC’s low cash cost position and quality cash flows;

will continue to deliver profitable growth and increased returns for our shareholders.

Thank you.

Some statements in this address are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2005.

Remuneration Report Address

Chairman of Compensation Committee – Mr R McNeilly

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy and specific decisions made by the Committee during 2006. The Chairman will answer questions on the Remuneration Report and propose a resolution to adopt the Remuneration Report for the year ending December 2006. The Chairman has already noted that the Committee will take into account responses received from shareholders on the 2006 Remuneration Report in setting remuneration policy in the future.

Remuneration Policy –Executives

Our remuneration policy has been designed to establish a clear link between Company performance and executive remuneration. We are committed to ensuring that executive remuneration is aligned with shareholder interests, designed to reward and recognise superior Executive performance, based on achieving agreed financial and business targets and to retain high quality executives and managers to achieve long term results for Alumina shareholders.

Executive remuneration is reviewed annually by the Compensation Committee. Executive rewards are determined by three factors: individual performance; company performance; and market position.

Individual Performance – remuneration reflects individual performance based on the Executive’s performance against specific goals and personal objectives, set for each Executive for the year under review.

Company Performance – a percentage component of both cash and share-based remuneration for Executives is based on the relative performance of the Company measured against peer group companies’ Total Shareholder Return and also earnings per share and return on capital.

Market Position – Alumina Limited is among the largest companies listed on the Australian Stock Exchange, and is an international business and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company attracts and retains high-performing employees.

Non-Executive Director Remuneration Policy

Alumina Limited’s Non-Executive Directors receive a fee for fulfilling their Directors’ duties. No additional fees are paid to Directors for participating on Board committees. Non-Executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants. Fees take into account the Directors’ responsibilities and time spent on Company business.

Directors are also required annually to direct at least 10 per cent of their annual fees to purchase Company shares.

Non-Executive Directors do not receive any retirement benefits, apart from the requirement for the superannuation guarantee contribution, which for 2006 was 9 per cent of their fees.

2006 Decisions

Changes to Variable Remuneration

From January 2007, the Company introduced a short term incentive equity conversion plan, to encourage share ownership by executives and assist in the retention of key employees. Under the STI Equity Plan, executives may elect to apply all or a portion of their short term cash incentive to acquire Company shares. All costs of acquisition are borne by the employee.

If an employee acquires Company shares under the STI Equity Plan and continues to be employed by the Company for at least three years from that date, participants receive additional Company shares equal to 50 per cent of the Company shares acquired and shares equal to the amount of dividends that would have been paid on those shares during the three year period.

The Committee believes the requirement of three years further employment, is an important mechanism to assist in the retention of key personnel, particularly in the current tight market for experienced employees. Staff retention and continuity is particularly relevant for Alumina Limited, which relies on a small group of experienced employees.

Long Term Incentives

The long term incentive plan is designed to align at-risk remuneration with shareholder outcomes, by employee share ownership, and to reward high levels of employee performance. The Committee reviewed the design of the Plan and concluded that a number of changes be made, to improve on those objectives.

Senior executives may be offered a conditional entitlement under the Alumina Employee Share Plan to fully paid ordinary shares in the Company each year. The shares are purchased on-market and are issued subject to Board discretion. These Performance Rights will vest to senior executives at the end of the performance period, if certain performance tests are achieved over that performance period.

Performance Rights issued prior to 2007 are tested by comparing Alumina Limited’s performance with the total shareholder return performance of two comparator groups, the ASX 50 and an international metals and mining group, over a three year period.

The Committee decided that for Performance Rights granted under the Plan for 2007, 50 per cent of the Performance Rights granted will be subject to an earnings per share performance hurdle. The earnings per share of Alumina Limited for the financial year at the end of the relevant three year testing period is compared with the average actual Alumina earnings per share figures over the four prior financial years, preceding the financial year during which the Performance Rights are granted. The other 50 per cent of the Performance Rights granted will continue to be tested for the Company’s total shareholder returns against the two comparator groups.

Earnings per share growth on a compound basis in the year of testing must be equal to or greater than six per cent per annum compound growth compared with the Baseline earnings per share. It achieved, 50 per cent of Performance Rights subject to this test will vest.

If Alumina Limited’s earnings per share performance increases between six per cent and ten per cent on a compound basis, the number of Performance Rights in a tranche that vest will increase by 12.5 per cent for each one per cent by which Alumina Limited’s earnings per share growth is greater than six per cent compound.

The Committee believes that, for Alumina, the two measures combined should provide a more balanced outcome than using either measure by itself. This is a common LTI performance measure, and is used by approximately 30 per cent of ASX 100 companies.

Also, the Compensation Committee reviewed alternatives to improve the measurement process and to be consistent with sustainable value being delivered for shareholders. The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price, can mean a four week measure at the end of three years does not give a good or fair measure of improved long term performance. The testing outcome can be potentially unrepresentative, depending on numerous market factors that may be present in a single four week period at the end of three years.

For the 2007 grant, the Committee determined that 50 per cent of Performance Rights granted under the Plan, which are subject to total shareholder return testing, will be measured over the subsequent twelve month period, rather than a single test six months later. The total shareholder return hurdle will be measured against the average of twenty consecutive trading days commencing on any day over the twelve month period.

Performance Rights vesting will be determined, based on the highest twenty day average total shareholder return performance during the twelve month period.

In conclusion let me stress that the setting of remuneration policy and remunerating executives is a dynamic process. As part of this process, Directors will continue to take account of comments from shareholders and other external expert advice as we set remuneration policy for the future.

Thank you. I will now hand back to the Chairman.

Don Morley

I would be pleased to answer any questions.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2007 – 17AWC

Alumina Limited Annual General Meeting 2007

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 2 May 2007.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

•	To adopt the Remuneration Report (non-binding vote)

The motion was carried on a show of hands.

•	To re-elect Peter A F Hay as a director

The motion was carried on a show of hands.

•	To Modify the Constitution – Preference Shares

The motion was carried on a show of hands.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	298,045,262

Votes where the proxy was directed to vote ‘against’ the motion	255,943,591

Votes where the proxy may exercise a discretion how to vote	111,804,564

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	15,009,735

To re-elect Peter A F Hay as a director.

Votes where the proxy directed to vote ‘for’ the motion	562,949,630

Votes where the proxy was directed to vote ‘against’ the motion	4,642,427

Votes where the proxy may exercise a discretion how to vote	111,815,685

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	445,903

To modify the Constitution – Preference Shares.

Votes where the proxy directed to vote ‘for’ the motion	510,836,250

Votes where the proxy was directed to vote ‘against’ the motion	57,015,056

Votes where the proxy may exercise a discretion how to vote	111,849,976

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	997,276

Stephen Foster
Company Secretary

2 May 2007